

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2022

Laurin Hahn
Co-Chief Executive Officer and Co-Founder
Sono Group N.V.
Waldmeisterstraße 76
80935 Munich, Germany

> **Re: Sono Group N.V.**
> **Draft Registration Statement on Form F-1**
> **Filed April 20, 2022**
> **CIK No. 0001840416**

Dear Ms. Hahn:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6001 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing